KINGSWAY ANNOUNCES TRUST PREFERRED SECURITIES OFFERING

Toronto, Ontario (October 22, 2002)--Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that it has filed a preliminary registration statement with the U.S. Securities and Exchange Commission for a proposed public offering of trust preferred securities.  It is anticipated that the public offering will be for approximately U.S.$50 million plus an over-allotment.

The trust preferred securities will be sold in the United States through a group of underwriters including Advest, Inc., Ferris, Baker Watts Incorporated, Keefe, Bruyette & Woods, Inc., Raymond James, Sandler O’Neill & Partners, L.P. and Putnam Lovell Securities Inc.  We will apply to list the trust preferred securities on the New York Stock Exchange under the symbol “KFS PrA”.

A registration statement relating to the trust preferred securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.   The trust preferred securities to be issued under this offering may not be sold in the United States of America nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the trust preferred securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.  Copies of the U.S. preliminary registration statement relating to the offering may be obtained from Advest, Inc., 1 Rockefeller Plaza, New York, New York, 10020.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best.  The Company’;s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and Dominion Bond Rating Service.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008